Exhibit 99.9

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

November 20, 2013	NR 24 - 2013

Avrupa Minerals to Advance Alvito Project with Funding from Callinan

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$150,000 of exploration funding for Alvito will be advanced by Callinan Royalties in exchange for 1.5% NSR royalty

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Work on Alvito will include rock and soil sampling, ground geophysics, geologic mapping, satellite imagery and remote sensing, and target upgrading

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New work will upgrade the potential for superior joint venture opportunities at Alvito

Avrupa Minerals Ltd. (AVU:TSXV, 8AM: Frankfurt) is pleased to announce that it has received $150,000 funding from Callinan Royalties Corporation (“Callinan”) to fund exploration at the Alvito license in Portugal to better attract potential joint venture partners in exchange for a 1.5% NSR royalty. The project will be designated as an “Alliance Property” under the recently announced Exploration Alliance Agreement between Avrupa and Callinan.

The Alvito license covers approximately 1,035 square kilometers of prospective ground straddling both the Iberian Pyrite Belt and in the Ossa Morena tectonic zone in south Portugal.  The Company previously reported positive results from first-pass exploration work including collecting 144 rock chip samples on the license, centering around 16 separate prospect areas.  A total of 14 of these samples contained greater than 0.4 ppm gold, up to 3.95 ppm gold.  Twenty-seven of the samples contained greater than 5 ppm silver, up to a high value of 160 g/t silver.  Forty-two of the samples carried greater than 0.25% copper, including twenty-six with greater than 1% copper.  Many samples carried strongly anomalous lead, zinc, molybdenum, and iron values, as well.

The follow-up prospecting and initial geological mapping led to the identification and delineation of the 16 separate target areas, while covering less than 10% of the total license area.  The most prospective area, designated as the Alcaçovas copper belt, is a 24-kilometer long and one half- to three-kilometer wide belt of copper-gold showings indicative of possible iron oxide-copper-gold (IOCG) deposits.  In addition, Avrupa has identified several copper- and zinc-bearing massive sulfide targets and one four-kilometer long epithermal system, containing elevated silver values along the strike lengths of two sub-parallel quartz vein systems.  Silver anomalies range up to 69.3 ppm, averaging 30.67 ppm along the East Vein (seven samples) and 17.34 ppm on the West Vein (seven samples).  Width of the West Vein approaches 30 meters in some places.  The width of the East Vein varies up to 10 meters.

Avrupa plans further work at the most attractive prospect areas, using a variety of ground geophysical and geochemical techniques, geological mapping, and trenching to upgrade the property to JV-ready status.  In addition, the Company plans to evaluate the remainder of the license, using remote sensing satellite imagery tools and field-oriented prospecting and geological review.  Earlier, historical work, compiled by the Portuguese geological survey, indicates the presence of numerous potential target areas around the license that have yet to be visited.

Paul Kuhn, President & CEO commented, “We are delighted to have further Callinan backing of our target generation program in Portugal.  We see this new funding as continued support for our business model.  With the additional funding and support of the Callinan geological team, we will be able to advance the Alvito license to the point where we can attract a strong mining partner to bring the one or more of the prospects to a possible development situation.”

Avrupa Minerals Ltd. currently holds 15 exploration licenses in three European countries, including nine in Portugal covering 2,980 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.